[Translation]

                                                       Filed on October 28, 2003

To Whom It May Concern:

                                Company Name: Hino Motors, Ltd.
                                Name and Title of Representative:
                                   Tadaaki Jagawa, President
                                Code Number: 7205
                                   Securities exchanges throughout Japan
                                Name and Title of Contact Person:
                                   Toshihisa Sakaki
                                   General Manager, Corporate Communications
                                      Department, Corporate Planning Division
                                Telephone Number: 03-5419-9320

                                Our Parent Company: Toyota Motor Corporation
                                Name and Title of Representative:
                                   Fujio Cho, President
                                Code Number: 7203
                                   Securities exchanges throughout Japan


                         Notice Concerning Amendments to
              the Business Performance Projections (Consolidated)

Based on recent trends in our business performance, we hereby make the following amendments to the business performance projections disclosed upon the announcement of the financial statements on April 25, 2003:

1. Amendments to the prospective figures of consolidated interim business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to September 30, 2003)

                                                                                       (In millions of yen, %)
  ---------------------------------------------- -------------------- -------------------- -------------------
                                                      Net sales          Ordinary income   Interim net income
  ---------------------------------------------- -------------------- -------------------- -------------------
  Previous projections (A)
  (Announced on April 25, 2003)                               470,000               18,000               9,000
  ---------------------------------------------- -------------------- -------------------- -------------------
  New projections (B)                                         502,340               23,199              13,946
  ---------------------------------------------- -------------------- -------------------- -------------------
  Amount changed                                               32,340                5,199               4,946
  (B - A)
  ---------------------------------------------- -------------------- -------------------- -------------------
  % of change                                                    6.9%                28.9%               55.0%
  ---------------------------------------------- -------------------- -------------------- -------------------
  (Reference)
  Actual performance of Interim period of                     390,135                3,744               3,743
  FY2003
  ---------------------------------------------- -------------------- -------------------- -------------------

2. Amendments to the prospective figures of consolidated business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to March 31,
   2004)

                                                                                       (In millions of yen, %)
  ---------------------------------------------- -------------------- -------------------- -------------------
                                                       Net sales        Ordinary income         Net income
  ---------------------------------------------- -------------------- -------------------- -------------------
  Previous projections (A)
  (Announced on April 25, 2003)                               910,000               29,000              16,000
  ---------------------------------------------- -------------------- -------------------- -------------------
  New projections (B)                                       1,000,000               37,500              24,500
  ---------------------------------------------- -------------------- -------------------- -------------------
  Amount changed                                               90,000                8,500               8,500
  (B - A)
  ---------------------------------------------- -------------------- -------------------- -------------------
  % of change                                                    9.9%                29.3%               53.1%
  ---------------------------------------------- -------------------- -------------------- -------------------
  Actual performance from April 1, 2002 to
  March 31, 2003 (FY2003)                                     850,317               16,582               4,959
  ---------------------------------------------- -------------------- -------------------- -------------------


3. Reasons for the Amendments

   The prospective figures of the consolidated business performance of the Fiscal Year 2004 were announced in April 2003. As the sales of trucks in Japan and exported vehicles for the interim period and full year increased or are expected to increase, as the case may be, the net sales is expected to increase from the previous projection.
   Due to the increase in sales and rationalization efforts, both ordinary income and net income are expected to increase from the previously announced projected figures.